VIA EDGAR

December 4, 2018

Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington D.C. 20549

Attention: Joanna Lam and Craig Arakawa

Re: Hudbay Minerals Inc. (“the Company”); File No. 001-34244

Thank you for your comment letter dated November 21, 2018 with respect to a review of the Company’s Form 40-F for the Year Ended December 31, 2017.

The Company hereby requests an extension of the due date for our response to your comment letter to December 19, 2018. We will provide the SEC with our response on or before December 19, 2018.

Yours very truly,

/s/ David S. Bryson
David S. Bryson
Senior Vice President and
Chief Financial Officer

cc.	Audit Committee, Hudbay Minerals Inc. Kathleen Bell, Deloitte LLP